SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.    )(1)

CRM Holdings, Ltd.

(Name of Issuer)

Common Shares $0.01 Par Value

(Title of Class of Securities)

G2554P103

(CUSIP Number)

March 24, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2554P103

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Daniel G. Hickey, Jr.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,912,320

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,912,320

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,912,320

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 11.5%

12.	Type of Reporting Person* IN

Item 1(a)	Name of Issuer: CRM Holdings, Ltd.
Item 1(b)	Address of Issuer’s Principal Executive Offices: P.O. Box HM 2063 Hamilton HM HX Bermuda

Item 2(a)	Name of Person(s) Filing: Daniel G. Hickey, Jr.
Item 2(b)	Address of Principal Business Office or, if none, Residence: 70 Pond Hills Court Pleasant Valley, NY 12569
Item 2(c)	Citizenship or Place of Organization United States
Item 2(d)	Title of Class of Securities: Common Stock, par value $0.01 per share
Item 2(e)	CUSIP Number: G2554P103

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Exchange Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan, or endowment fund in accordance with rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company, or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(J).

Item 4	Ownership:

See Rows 5 through 9 and 11 on page 2.

The percentage of class reported on Row 11 on page 2 is based on 16,299,679 common shares of the Issuer outstanding as of March 16, 2009 as reported on the cover page of the Form 10-K for the year ended December 31, 2008 filed with the SEC on March 19, 2009, plus 395,000 common shares of the Issuer issuable upon conversion of Class B shares of the Issuer held by the Reporting Person.

The common shares reported in this Schedule 13G include 395,000 common shares of the Issuer issuable upon the conversion of 395,000 Class B shares of Issuer held by the Reporting Person.  The Reporting Person owns 1,517,320 common shares of the Issuer and 395,000 Class B shares of the Issuer.  Subject to certain conditions, the Class B shares of the Issuer are convertible into common shares of the Issuer at the election of the Reporting Person on a one-for-one basis.  However, upon such conversion, the number of voting common shares of the Issuer held by the Reporting Person would be reduced to 9.9% of the total outstanding common shares of the Issuer and his common shares above such amount would automatically become non-voting.

Item 5	Ownership of Five Percent or Less of a Class:
N/A

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
N/A

Item 8	Identification and Classification of Members of the Group:
N/A

Item 9	Notice of Dissolution of Group:
N/A

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 2, 2009
Date
/s/ Daniel G. Hickey, Jr.

Daniel G. Hickey, Jr.